

October 26, 2010

Paul Durham
Chief Accounting Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

      Re: **Tsakos Energy Navigation Limited**
            Form 20-F for Fiscal Year Ended December 31, 2009
            Filed on April 9, 2010
            File No. 001-31236

Dear Mr. Durham:

    We have completed our review of your Form 20-F and have no further comments at this time.

                        Sincerely,

                        Lyn Shenk
                        Branch Chief